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September 1, 2016

VIA EDGAR

Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackstone Real Estate Income Trust, Inc.
Registration Statement on Form S-11
Filed August 9, 2016
Registration No. 333-213043

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Trust, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission this letter memorializing an email sent to the Staff on August 26, 2016. In the email, certain proposed changed pages to the Company’s Registration Statement were sent to the Staff. Those proposed changed pages are included as Exhibit A to this letter.

Very truly yours,

/s/ Andrew R. Keller

Andrew R. Keller

cc:	Judy Turchin
Leon Volchyok